Ambrx Biopharma Inc.

10975 North Torrey Pines Road

La Jolla, California 92037

VIA EDGAR

August 3, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tim Buchmiller

Re:	Ambrx Biopharma Inc.
Registration Statement on Form F-3 (File No. 333-266404)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Ambrx Biopharma Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-3 (File No. 333-266404) (the “Registration Statement”) to become effective on Friday, August 5, 2022, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Carlos Ramirez of Cooley LLP at (858) 550-6157, or in his absence, Yoon-jee Kim of Cooley LLP at (212) 479-6792.

Sincerely,

AMBRX BIOPHARMA INC.

By:	/s/ Sonja Nelson
Sonja Nelson
Chief Financial Officer

cc:	Feng Tian, Ambrx Biopharma Inc.

Carlos Ramirez, Cooley LLP

Yoon-jee Kim, Cooley LLP